SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

30 October 2012

BP REPORTS STRONG THIRD QUARTER RESULTS,
RAISES DIVIDEND

. Underlying 3Q 2012 replacement cost profit $5.2 billion; a 40 per cent increase on previous quarter.

. Increases quarterly dividend by 12.5 per cent, to 9c a share, payable in 4Q 2012.

. On track for delivery of strategic 10-point plan to 2014.

. Plans to deliver long-term free cash flow growth; focusing and de-risking the portfolio and increasing investment in upstream.

BP today announced its financial results for the third quarter of 2012, reporting underlying replacement cost profit, adjusted for non-operating items and fair value accounting effects, of $5.2 billion. It also announced an increase in its quarterly dividend to 9c per share - an increase of 12.5 per cent - expected to be paid in the fourth quarter.

In a call with financial analysts later today, the company will also provide an update of progress against its strategic 10-point plan for 2014, and outline its future direction.

"BP's performance and the strong progress we are making in transforming the company give us the confidence to increase distributions to our shareholders," said group chief executive Bob Dudley. "We are on track with our strategy to 2014 and are laying the right foundations for sustainable growth during the coming decade."

BP expects to generate future growth through increased investment in new upstream projects in higher-margin areas and through new access and exploration. BP's business portfolio is expected to become more tightly focused around its strong existing positions and its key operating strengths.

3Q 2012 Results
Third quarter underlying replacement cost profit was $5.2 billion, compared to $3.7 billion reported for the previous quarter and $5.5 billion for the third quarter of 2011, which was prior to a number of significant divestments.

The quarter's results benefited from a strong performance in BP's downstream business, where good operational delivery capitalised on increased refining margins. In the upstream, performance was similar to the second quarter as increased production from new projects and completion of turnarounds in the Gulf of Mexico was offset by seasonal maintenance in North Sea and Alaska and the impact of Hurricane Isaac in the Gulf. In addition, more stable oil prices in the third quarter resulted in some positive reversal of the unusual price effects seen in the second quarter earnings, such as Russian duty lag.

Operating cash flow in the quarter was $6.3 billion. At the end of the third quarter, gearing was 20.9 per cent compared to 21.9 per cent at the end of the previous quarter. Gearing is expected to reduce as the company works to complete the divestment programme and ends payments into the $20 billion Trust Fund.

Production of oil and gas, excluding TNK-BP, was 2.26 million barrels of oil equivalent a day (mmboed), broadly similar to the second quarter and 3 per cent lower than a year ago. Production is expected to increase in the fourth quarter as the maintenance season completes and the benefit of new projects continues, but offset partially by the timing of Gulf of Mexico and North Sea divestments expected to complete in the fourth quarter.
BP's share of TNK-BP production in the quarter was 1mmboed, slightly more than in the same period last year.

BP's downstream segment delivered record quarterly underlying earnings. Strong operational performance in the fuels business - with refining throughputs at the highest level for seven years - captured the benefits of the quarter's notably high refining margins. Contributions from supply and trading also returned to more normal levels. Refining margins are expected to decline in the fourth quarter in line with seasonal trends. Refining throughput is also expected to be lower due to turnarounds and the start of a transitional outage to replace the largest of three crude units at our Whiting refinery, as part of the major upgrade project.

Strategic Progress
On October 22, BP announced that it had agreed heads of terms to sell its shareholding in TNK-BP to Rosneft for a mixture of shares and cash. Combined with BP's existing 1.25 per cent shareholding, the proposed sale would result in BP holding a 19.75 per cent interest in Rosneft and receiving $12.3 billion in cash. The parties currently anticipate the proposed transaction to complete in the first half of 2013, subject to certain customary closing conditions including governmental, regulatory and antitrust approvals.

"Rosneft is a great company with great opportunities," said Dudley. "I believe our agreement will remove considerable uncertainty for our shareholders about BP's future in Russia and will secure for BP a valuable and truly distinctive position in one of the world's largest and most important oil and gas provinces."

As set out in the 10-point plan, BP expects to bring 15 new major upstream projects into production by the end of 2014, 11 of which are in four higher-margin areas: the Gulf of Mexico, Angola, Azerbaijan and the North Sea. All of these projects are on track.

With the start of production from the Devenick field in the North Sea in early October, three of the six projects scheduled for start-up in 2012 are now on line; the remaining three are expected to start up before the end of the year. In the downstream, the Whiting refinery modernisation programme remains on schedule to start-up in the second half of 2013.

As it moves beyond 2014, BP expects to increase its investment into the upstream to drive development and growth in higher-margin areas and sustain the pace of new access and exploration.

Since early 2010 BP has accessed twice the new acreage it had accessed in the previous nine years, creating a much larger exploration prospect inventory. This has also increased the company's exposure to new exploration areas outside areas of traditional focus; half of the prospect inventory is now in new plays and half in proven plays in known basins.

Nine exploration wells are expected to be completed in 2012, increasing to 15-25 exploration wells a year going forward. Between 2012 and 2015, BP's drilling programme is expected to test 15 new plays, in addition to deepening in existing core areas.

BP's portfolio of world-class downstream businesses has been focused over recent years through significant portfolio rationalisation and investments, including the Whiting upgrade project. With this repositioning expected to be largely complete by the end of next year, the downstream is expected to become significantly more free cash flow generative, delivering material and growing cash to the Group.

BP will continue to reshape and focus its business portfolio around its key operating strengths.
Since the end of the second quarter BP has announced agreements for divestments with a total value of over $11 billion, including for the Texas City and Carson refineries and associated assets and a number of non-strategic deepwater fields in the Gulf of Mexico. Since the start of 2010 BP has now announced disposals for a total of over $35 billion against its target of $38 billion; this does not include the proposed transaction with Rosneft for the sale of BP's share in TNK-BP.

"This highly successful divestment programme is about fundamentally reshaping and repositioning our upstream portfolio. It gives BP a differentiated competitive position which plays to our strengths in exploration, deepwater fields, giant fields and gas value chains. It is also biased to oil, which we believe has higher returns potential," said Dudley.

BP expects to make a final payment of $860 million into the $20 billion Gulf of Mexico Trust Fund in the fourth quarter of 2012. At the end of the third quarter, the cash balances in the Trust Fund and the Qualified Settlement Funds amounted to $10.9 billion, with $19.1 billion contributed and $8.2 billion paid out.

In its results stock exchange announcement also issued today, BP included an update on the status of the legal proceedings related to Gulf of Mexico oil spill.

The US Department of Justice (DoJ) has been conducting an investigation into the Gulf of Mexico oil spill regarding civil and criminal laws. BP is in ongoing discussions with the DoJ and other federal agencies regarding a possible settlement of these claims and whilst it is ready to settle on reasonable terms, a number of unresolved issues remain and there is significant uncertainty as to whether an agreement will ultimately be reached. BP has repeatedly said that it is willing to settle on reasonable terms but otherwise continues to prepare vigorously for the start of trial MDL 2179, now scheduled for late February 2013.

Bob Dudley concluded: "BP is becoming a tightly-focused oil and gas company. I am confident we will be well-positioned to grow long term sustainable free cash flow and create value for our shareholders."

Further information:

. BP press office, London: +44 (0)20 7496 4076,
bppress@bp.com

Cautionary statement:

This press release contains certain forward-looking statements with respect to the operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, these include certain statements regarding: expectations regarding the '10-point plan' and BP's strategy to 2014; expectations regarding future investment and the pace of new access and exploration in Upstream; BP's plans to deliver long-term free cash flow growth; expectations regarding BP's portfolio in the future; the expected quarterly dividend payment; the expected level of gearing; expectations regarding future levels of reported production, refining margins, refining throughput and refinery turnarounds; the timing of and prospects for upgrades to the Whiting refinery; expectations regarding the Rosneft transaction; the prospects for, timing and composition of future projects; expectations for drilling and rig activity; expectations regarding the timing and prospects of BP's re-positioning of Downstream; prospects for BP's $38-billion divestment programme; the timing and quantum of contributions to the $20-billion Trust fund; and the prospects for and expected timing of certain investigations, claims, settlements, hearings, trials and litigation outcomes. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the ability of the parties to the Rosneft transaction to negotiate satisfactory definitive agreements and the terms thereof; the actions of regulators and the timing of the receipt of governmental and regulatory approvals; the timing of bringing new fields onstream; the timing of divestments; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2012 and under "Risk factors" in our Annual Report and Form 20-F 2011 as filed with the US Securities and Exchange Commission.

-- ENDS --

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 30 October  2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary